Exhibit 99.1

Dear Board members: Given the recent exciting announcement of the merger between Hill International and Global Infrastructure Solutions, I have decided it is the right time for me to step down and relinquish my duties as a member of the Board. I have truly enjoyed working with each of you. I am particularly grateful for all the work Raouf and his management team has put over the last few years which has made this transaction possible. I remain fully supportive of the merger with GISI and believe it is the next logical step for Hill.

Regards,

Arnaud

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